

June 9, 2010

Hamid R. Moghadam
Chairman of the Board and Chief Executive Officer
AMB Property Corporation
Pier 1, Bay 1
San Francisco, CA 94111

   **Re:  AMB Property Corporation**
      **Form 10-K for the fiscal year ended December 31, 2009**
      **Filed February 22, 2010**
      **File No. 001-13545**

Dear Mr. Moghadam:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Comments on Form 10-K

1.  We note your response to comment 3 of our letter dated March 31, 2010. In response to our comment, you state that you will file Exhibit 4.21 with you next 10-K filing for the year ended December 31, 2010. Please note that the executed agreement should be filed as an exhibit with your next report. Please tell us how you intend to comply.

Comments on Proxy Statement

Compensation Discussion and Analysis, page 25

2.    Please refer to Release 33-8732A, Section II.B.1.  As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  For example, we note that Mr. Olinger received total compensation of $1,254,849 and that Mr. Moghadam received total compensation of $4,123,246, while the remaining named executive officers received total compensation ranging from $2,105,800 through $2,305,364.  Please see Item 402(b)(2)(vii) of Regulation S-K.

Executive Compensation Program, page 26

3.    Please identify the peer group companies used in making your compensation decisions.  See Item 402(b)(2)(xiv) of Regulation S-K.  This disclosure should also include a discussion of where actual payments fall within targeted parameters.  To the extent actual compensation awarded to a named executive officer was outside a targeted percentile range, include an explanation of the reasons for this.

Risk Management Oversight, page 9

Annual Bonus Program, page 27

4.    Please tell us the specific items of corporate and individual performance that are taken into account in determining compensation awards.  For example only, on page 30, we note your disclosure of the corporate achievements for 2009. However, this disclosure does not indicate the original targets for the year.  Please expand your disclosure on page 30 to disclose the actual corporate performance targets for the year.  Similar disclosure should be provided future filings.  Alternatively, tell us why you believe that disclosure of these targets is not required.  Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

5.    In future filings, please revise your disclosure to include the actual amount of the bonus pool and how this amount was determined.

<u>Long-Term Equity Incentive Program, page 29</u>

6.      We note your disclosure that the stock options will vest over a period of four or five years and will be vest on January 1st or February 1st of each year. Please explain how you determine the date of the grant and the vesting period. Please refer to Item 402(b)(2)(iv) of Regulation S-K.   Please provide this disclosure in future filings and tell us how you intend to comply.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

                                        Sincerely,


                                        Tom Kluck
                                        Legal Branch Chief


cc: Laura L. Gabriel, Esq. (*via facsimile*)